07002240

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44252

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HENDERSON CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL RECEIVED FEB 2 8 2007 WASH. D.C.

ONE KAISER PLAZA, SUITE 650
(No. and Street)

OAKLAND (City) CA (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY HENDERSON (510) 835-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOWAT MACKIE & ANDERSON LLP
(Name – *if individual, state last, first, middle name*)

1999 HARRISON STREET, SUITE 1500, (Address) OAKLAND (City) CA (State) 94612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARY HENDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HENDERSON CAPITAL PARTNERS, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

MARY E. STAGNARO
Commission # 1452963
Notary Public - California
Alameda County
My Comm. Expires Nov 24, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENDERSON CAPITAL PARTNERS, LLC
REPORT PURSUANT TO
RULE 17a-5(d)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2006

MOWAT
MACKIE
& ANDERSON

LLP, Certified Public Accountants

To the Board of Directors and Stockholder of
Henderson Capital Partners, LLC
Oakland, California

In planning and performing our audit of the financial statements of Henderson Capital Partners, LLC (the Company) for the year ended December 31, 2006, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 1.7a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Mowat Mackie & Anderson LLP

Oakland, California
February 9, 2007

TABLE OF CONTENTS

MOWAT
MACKIE
& ANDERSON
LLP, Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Henderson Capital Partners, LLC
Oakland, California

We have audited the accompanying statement of financial condition of Henderson Capital Partners, LLC as of December 31, 2006 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Capital Partners, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mowat Mackie & Anderson LLP

Oakland, California
February 9, 2007

1999 Harrison Street, Suite 1500 • Oakland, CA 94612-3577
510-893-1120 • 510-893-7523 Fax • www.mowat.com

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 53,932
Receivable from broker-dealers and clearing organizations	187,044
Receivable from non-customers	9,600
Marketable securities, at market value	767,081
Property and equipment	14,846
Other assets	10,920
	$ 1,043,423

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued liabilities, expenses and other	$ 11,015
Stockholder's equity:	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 4,500 shares	45,938
Additional paid-in capital	10,000
Retained earnings	976,470
Total stockholder's equity	1,032,408
	$ 1,043,423

See notes to financial statement.

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF INCOME

Year Ended December 31, 2006

Revenues:	
Gains on investment accounts	$ 1,073
Underwriting	942,221
Other revenue	27,403
Total revenues	970,697
Expenses:	
Officer's compensation	375,000
Other employee compensation and benefits	172,503
Commissions	8,067
Regulatory fees and expenses	4,027
Other expenses	247,703
Total expenses	807,300
Income before income taxes	163,397
Income taxes	800
Net income	$ 162,597

See notes to financial statement.

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2006

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2006	4,500	$ 45,938	$ 10,000	$ 883,873	$ 939,811
Stockholder's distribution	-	-	-	(70,000)	(70,000)
Net income	-	-	-	162,597	162,597
Balance at December 31, 2006	4,500	$ 45,938	$ 10,000	$ 976,470	$ 1,032,408

See notes to financial statements.

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 162,597
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,382
Gains on investment accounts	(1,073)
Changes in assets and liabilities:	
Receivable from broker-dealers and clearing organizations	(129,656)
Receivable from non-customers	(9,600)
Accounts payable, accrued liabilities, expenses and other	2,968
Total adjustments	(135,979)
Net cash provided by operating activities	26,618
Cash flows from investing activities:	
Purchase of marketable securities	(593,437)
Proceeds from maturities or sale of marketable securities	635,000
Net cash provided by investing activities	41,563
Cash flows from financing activities:	
Distributions paid	(70,000)
Net decrease in cash	(1,819)
Cash at beginning of year	55,751
Cash at end of year	$ 53,932

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	800

See notes to financial statements.

HENDERSON CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Henderson Capital Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Securities Investors Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company specializes in municipal finance, offering municipal bond underwriting services to local and state governments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized holding gains or losses on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis. Marketable securities consist of corporate stock and debt securities issued by the State of California and political subdivisions thereof.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining lease terms or the estimated useful lives of the assets.

Income Taxes

The Company is an S Corporation for federal and state income tax reporting purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholder is liable for individual federal income taxes on the Company's taxable income. Generally, the same rules apply for state purposes except that California imposes a tax on S Corporations equal to 1.5% of California taxable income.

NOTE 2 – MARKETABLE SECURITIES

Marketable securities owned consist of trading and investment securities at market value, as follows:

State municipal bonds	$757,844
Corporate stock	9,237
	$767,081

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

Furniture	$ 68,411
Computers	28,749
Software	5,042
Leasehold improvements	8,855
	111,057
Less accumulated depreciation and amortization	(96,211)
	$ 14,846

NOTE 4 – BORROWINGS

The Company has a revolving line of credit agreement with a bank. The agreement provides for maximum borrowings of $250,000 through February 1, 2008. Outstanding borrowings bear interest at a rate of two points over the bank's prime rate and are personally guaranteed by the Company's stockholder and secured by substantially all of the assets of the Company. At December 31, 2006, there were no outstanding borrowings.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company adopted a defined contribution retirement plan that covers all full-time employees with three or more years of service. Contributions to the plan are at the discretion of the Board of Directors. Contributions for the year ended December 31, 2006 were $44,000.

NOTE 6 – COMMITMENTS

The Company has a purchase commitment for certain securities on a when as and if issued basis. In the normal course of business, the Company enters into underwriting commitments. Transaction relating to such underwriting that were open at December 31, 2006, and were subsequently settled, had no material effect on the financial statements as of date of that sale.

The Company leases office space under an operating lease expiring August 31, 2007. Rent expense for the year ended December 31, 2006 was $72,097. Minimum lease payments under this lease for 2007 are expected to be $47,088.

In January of 2007, the Company renewed the current lease until August 31, 2010. The initial monthly rent for the renewal period is $5,995.

NOTE 7 – CONCENTRATION

The Company maintains accounts with a securities brokerage firm and a bank. The accounts contain cash and securities. Balances are insured up to $500,000 by the Securities Investor Protection Corporation, with a limit of $100,000 for cash. The bank provides FDIC insurance up to $100,000 cash balance. During the course of business, the bank balances occasionally exceed the FDIC insurance limits.

NOTE 8 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $981,196, which was $881,196 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.011 to 1.

SUPPLEMENTARY INFORMATION

HENDERSON CAPITAL PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2006

Net capital		
Total stockholder's equity		1,032,408
Deductions and/or charges:		
Nonallowable assets:		
Receivable from non-customers	9,600	
Property and equipment	14,846	
Other assets	10,920	35,366
Net capital before haircuts on securities positions		997,042
Haircuts on securities		15,846
Net capital		$ 981,196
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued liabilities, expenses and other		$ 11,015
Total aggregate indebtedness		$ 11,015
Computation of basic net capital requirement		
Minimum net capital required		$ 734
Minimum dollar net capital required		100,000
Net capital required		100,000
Excess net capital		$ 881,196
Excess net capital at 1000%		$ 980,094
Ratio: Aggregate indebtedness to net capital		0.011 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 971,564
Audit adjustments		9,632
Net capital per above		$ 981,196

See notes to financial statements.

HENDERSON CAPITAL PARTNERS, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

As of December 31, 2006

A computation of reserve requirement is not applicable to Henderson Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See notes to financial statements.

HENDERSON CAPITAL PARTNERS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2006

Information relating to possession or control requirements is not applicable to Henderson Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See notes to financial statements.

END